Exhibit 3.1

On March 6, 2007, Section 1 and Section 4 or Article V of the Bylaws of Vital Images, Inc. were amended to read in their entirety as follows:

Section 1.  Certificates of Stock.  Shares of the Corporation’s stock may be certificated stock or uncertificated stock, as provided under Minnesota law.  Each holder of certificated stock in this Corporation shall be entitled to a certificate of stock.  All certificates of stock of the Corporation shall be numbered in the order of their issue and shall be entered in the books of the Corporation as they are issued.  They shall exhibit the holder’s name and number of shares and shall be signed by the President and Chief Executive Officer and the Secretary or an Assistant Secretary.  Any or all of the signatures on the certificate may be a facsimile.

Section 4.  Transfers of Stock.  Transfers of stock of this Corporation shall be made on the books of the Corporation only by the record holder of such stock or by an attorney lawfully constituted in writing and, in the case of stock represented by a certificate, upon surrender of the certificate for the shares to the Corporation or its transfer agent duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer.  Upon surrender to the Corporation or its transfer agent of such a certificate for shares, it shall be the duty of the Corporation or its transfer agent to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon the Corporation’s books.